# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION

## September 4, 2008

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### Ceragenix Pharmaceuticals, Inc
### File No. 0-50470 - CF# 21907

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Ceragenix Pharmaceuticals, Inc submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 31, 2008.

Based on representations by Ceragenix Pharmaceuticals, Inc that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.15          until March 31, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Timothy Levenberg
Special Counsel